UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2023

Commission File Number: 001-38261

Kaixin Auto Holdings

(Registrant’s name)

9/F, Tower A, Dongjin International Center

Huagong Road

Chaoyang District, Beijing 100015

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Exhibit Index

Exhibit	Description
99.1	Press Release: Kaixin Auto Holdings to Hold Annual General Meeting on August 19, 2023
99.2	Notice of Annual General Meeting and Proxy Statement (Form of Proxy included as Appendix A)

SIGNATURES

Pursuant to the requirements of Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Kaixin Auto Holdings

Date: July 10, 2023	By:	/s/ Yi Yang
		Name:	Yi Yang
		Title:	Chief Financial Officer